UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2003

Western Silver Corporation

1550, 1185 West Georgia Street

Vancouver, BC Canada V6E 4E6

[The registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F     [X]          Form 40-F     [  ]

[The registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes     [  ]           No      [X]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Western Copper Holdings Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 6, 2003

Western Silver Corporation

s/   Robert Gayton

Robert Gayton, Corporate Secretary

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Consolidated Financial Statements

March 31, 2003

(Unaudited)

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Consolidated Balance Sheets

As at March 31, 2003 and September 30, 2002

	March 31, 2003 $	September 30, 2002 $
	(unaudited)
Assets

Current assets
Cash and cash equivalents	5,078,611	4,119,804
Restricted cash and marketable securities	220,340	348,821
Accounts receivable and prepaid expense	225,506	50,660

	5,524,457	4,519,285

Long-term investment (note 3)	267,092	267,092

Property, plant and equipment - net of accumulated depreciation of $43,343 (2002 - $43,073)	2,109	2,380

Mineral properties (note 4)	35,839,135	33,985,709

	41,632,793	38,774,466

Liabilities

Current liabilities
Accounts payable and accrued liabilities	2,535,125	2,675,524
Deferred exploration commitments	220,340	348,821

	2,755,465	3,024,345

Shareholders' Equity

Capital stock (note 5)	55,334,916	51,460,577

Deficit	(16,457,588)	(15,710,456)

	38,877,328	35,750,121

	41,632,793	38,774,466

Nature of operations (note 1)

Approved by the Board of Directors

        ' F. Dale Corman'                              Director                         'Thomas C. Patton'                        Director

Western Silver Corporation
(formerly Western Copper Holdings Limited)
(an exploration stage company)
Consolidated Statements of Loss and Deficit
For the three and six months ended March 31, 2003 and 2002

	Three Months Ended March 31,		Six Months Ended March 31,
	2003	2002	2003	2002

General exploration expenditures	$2,194	$8,674	$4,077	$8,674

Administrative expenses
Accounting and legal	84,496	25,629	128,568	41,219
Capital tax	-	-	-	-
Consulting	125,273	78,369	204,422	147,337
Depreciation	135	611	271	2,749
Filing and transfer fees	117,477	32,511	141,709	35,798
Foreign exchange	10,821	4,874	15,836	8,148
Miscellaneous	10,481	10,596	13,017	12,287
Office and administration	75,168	58,782	126,661	94,849
Promotion and travel	94,344	32,961	151,137	48,722

	518,195	244,333	781,621	391,109

	520,389	253,007	785,698	399,783

Other income (expenses)
Gain on sale of marketable
securities	-	-	-	400
Interest income	27,121	45	38,566	247

	27,121	45	38,566	647

Net loss for the period	(493,268)	(252,962)	(747,132)	(399,136)

Deficit - Beginning of period	(15,964,320)	(15,346,270)	(15,710,456)	(15,200,096)

Deficit - End of period	$(16,457,588)	$(15,599,232)	$(16,457,588)	$(15,599,232)

Basic and diluted loss per share	$(0.02)	$(0.01)	$(0.02)	$(0.02)

Weighted average number of
outstanding shares	32,755,135	25,637,938	31,943,250	24,882,278

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Consolidated Balance Sheets

For the three and six months ended March 31, 2003 and 2002

	Three Months Ended March 31,		2003Six Months Ended March 31,
	2003	2002	2003	2002
Cash flows from operating activities
Net loss for the period	$(493,268)	$(252,962)	$(747,132)	$(399,136)
Items not affecting cash:
Amortization	135	611	271	2,749
Gain on sale of marketable
securities	-	-	-	(400)

	(493,133)	(252,351)	(746,861)	(396,787)
Changes in non-cash working
capital items:
Accounts receivable and prepaid
expenses	(11,005)	(27,156)	(174,846)	(19,986)
Accounts payable and accrued
liabilities	(151,195)	81,134	(140,399)	176,850

	(655,333)	(198,373)	(1,062,106)	(239,923)

Cash flows from financing
activities
Shares issued for cash - net of issue
costs	2,508,030	1,653,209	3,874,339	1,877,997
Subscriptions	-	201,500	-	201,500

	2,508,030	1,854,709	3,874,339	2,079,497

Cash flows from investing
activities
Long-term investment	-	-	-	16,400
Exploration commitments	(136,331)	-	(128,481)	-
Restricted cash and securities	136,331	-	128,481	-
Mineral property cost	(808,205)	(436,196)	(1,853,426)	(657,067)

	(808,205)	(436,196)	(1,853,426)	(640,667)

Increase (decrease) in cash and
cash equivalents	1,044,492	1,220,140	958,807	1,198,907
Cash and cash equivalents -
Beginning of period	4,034,119	16,203	4,119,804	37,436
Cash and cash equivalents - End
of period	$5,078,611	$1,236,343	$5,078,611	$1,236,343

Western Silver Corporation

(formerly Western Copper Holdings Limited)

(an exploration stage company)

Notes to the Financial Statements

March 31, 2003 and September 30, 2002

Nature of operations and basis of preparation

The accompanying unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for the preparation of interim statements. Accordingly, these interim statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company.

Management has estimated that the company will have adequate funds from existing working capital, and proceeds from exercise of share options and share purchase warrants to meet its corporate administrative and property obligations for the coming year. If the company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing, and while the company has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

Significant accounting policies

Principles of consolidation

These consolidated financial statements include the accounts of Western Silver Corporation and its wholly owned subsidiaries, as listed below:

Western Copper International Ltd. (BVI)

WCI (Penasquito) Limited (BVI)

Minera Penasquito, S.A. de C.V. (Mexico)

WCI (Nicolas) Limited (BVI)

Minera Faja de Plata, S.A. de C.V. (Mexico)

WCI (Geronimo) Limited (BVI)

WCI Jeronimo Mexico, S.A. de C.V. (Mexico)

Minera Western Copper, S.A. de C.V. (Mexico)

Carmacks Copper Ltd.

Western Copper Holdings Inc. (United States)

The company records its share of the deferred exploration and development costs related to joint venture properties on a proportionate consolidation basis.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the

Western Silver Corporation

(formerly Western Copper Holdings Limited )

(an exploration stage company)

Notes to the Financial Statements

March 31, 2003 and September 30, 2002

consolidated financial statements and the reported amount of expenses during the reporting period. Actual results could differ from those reported.

Cash and cash equivalents

The company considers cash and cash equivalents to be cash and short-term investments with original maturities of three months or less from the date of acquisition.

Investments

Long-term investments are valued at cost unless there has been an other than temporary impairment in value, in which case they are written down to net realizable value.

Capital Assets

Capital assets are carried at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets.

Mineral properties

The company records its interest in mineral properties at cost. Exploration and development expenditures relating to properties that have economically recoverable reserves or significant mineralization requiring additional exploration, as well as interest and costs to finance those expenditures, are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, or abandoned.

Option payments are made at the discretion of the optionee and, accordingly, are accounted for on a cash basis.

Management of the company regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of each property would be recorded to the extent the net book value of the investment exceeds the estimated future cash flows.

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered.

Management's estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect management's estimate of the net cash flow to be generated from its properties.

Western Silver Corporation

(formerly Western Copper Holdings Limited )

(an exploration stage company)

Notes to the Financial Statements

March 31, 2003 and September 30, 2002

The acquisition of title to mineral properties is a detailed and time-consuming process. The company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the company has taken every precaution to ensure that legal title to its properties is properly recorded in the name of the company, there can be no assurance that such title will ultimately be secured.

Loss per common share

Loss per common share is calculated based on the weighted average number of common shares outstanding during the year. Diluted loss per common share is calculated using the treasury stock method which assumes that stock options are only exercised when the exercise price is below the average market price during the period, and that the Company will use these proceeds to purchase its common shares at their average market price during the period.

Translation of foreign currency

Monetary assets and liabilities resulting from foreign currency transactions are translated into Canadian dollars using the year-end conversion rates. Other assets are translated at rates prevailing at acquisition dates. Exchange gains or losses arising on translation are included in results of operations for the year.

Stock-based compensation plan

The Company has four stock-based compensation plans as described in note 5.

Effective October 1, 2002, the Company adopted the new accounting standard for stock-based compensation. The new standard covers the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard sets out a fair value-based method of accounting that is required for certain, but not all, stock-based transactions. The fair value method must be applied to all stock-based payments to non-employees. However, the new standard permits the Company to continue its existing policy that no compensation cost is recorded on the granting of stock options to employees and directors as the exercise price is equal to or greater than the market price at the date of the grant. Consideration paid on exercise of the stock options is credited to capital stock. The standard also requires additional disclosures for options granted to employees and directors, including disclosure of pro forma earnings and pro forma earnings per share as if the fair value-based accounting method had been used to account for employee stock options (note 5).

Western Silver Corporation

(formerly Western Copper Holdings Limited )

(an exploration stage company)

Notes to the Financial Statements

March 31, 2003 and September 30, 2002

Income taxes

The Company uses the liability method of tax allocation based on differences between financial reporting and tax bases of assets and liabilities. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

Long-term investment

	March 31, 2003
	Number of shares	Net book value $	Market value $

Quaterra Resources Inc.	1,498,460	267,092	224,769

	September 30, 2002
	Number of shares	Net book value $	Market value $

Quaterra Resources Inc.	1,498,460	267,092	89,908

The holding of Quaterra shares has been accounted for as a long term investment as management intends to retain the shares as a means of maintaining an interest in the Nieves property and other properties held by Quaterra.

The company has officers and directors in common with Quaterra.

Western Silver Corporation

(formerly Western Copper Holdings Limited )

(an exploration stage company)

Notes to the Financial Statements

March 31, 2003 and September 30, 2002

Mineral properties

	Total costs to September 30, 2001 $	Costs incurred during 2002 $	Disposition/ write-offs during 2002 $	Total costs to September 30, 2002 $	Costs incurred during Fiscal 2003 $	Total costs to March 31, 2003 $

Mexico El Salvador
Acquisition	1,775,608	114,064	-	1,889,672	-	1,889,672
Exploration
El Salvador	2,424,236	-	-	2,424,236	-	2,424,236
San Nicolas	3,556,152	438,373	-	3,994,525	5,854	4,000,379
Tamara	1,805,489	43,770	-	1,849,259	-	1,849,259
	9,561,485	596,207	-	10,157,692	5,854	10,163,546

Faja de Plata San Jeronimo
Acquisition	561,994	71,801	-	633,795	13,362	647,157
Exploration	989,130	13,441	-	1,002,571	38,932	1,041,503
Penasquito
Acquisition	11,202,506	1,428,260	-	12,630,766	95,744	12,726,510
Exploration	1,441,174	2,145,406	-	3,586,580	1,550,044	5,136,624
Ramos	2,121,882	150,062	(448,000)	1,823,944	-	1,823,944
El Castor	-	-	-	-	7,855	7,855
	16,316,686	3,808,970	-	19,677,656	1,705,937	21,383,593

El Pirul
Acquisition	9,483	1,584	-	11,067	4,818	15,885
Exploration	107,796	10,996	-	118,792	56,074	174,866
	117,279	12,580	-	129,859	60,892	190,751

Naranjo
Acquisition	-	-	-	-	-	-
Exploration	16,621	22	-	16,643	17,094	33,737
	16,621	22	-	16,643	17,094	33,737

Almoloya
Acquisition	-	-	-	-	18,452	18,452
Exploration	-	3,859	-	3,859	23,107	26,966
	-	3,859	-	3,859	41,559	45,418

Bacanora
Acquisition	-	-	-	-	1,185	1,185
Exploration	-	-	-	-	20,905	20,905
	-	-	-	-	22,090	22,090

	26,012,071	4,421,638	(448,000)	29,985,709	1,853,426	31,839,135

Canada Carmacks
Acquisition	4,000,000	-	-	4,000,000	-	4,000,000
Exploration	-	-	-	-	-	-
Deferred gain	-	-	-	-	-	-
	4,000,000	-	-	4,000,000	-	4,000,000

	30,012,071	4,421,638	(448,000)	33,985,709	1,853,426	35,839,135

Western Silver Corporation

(formerly Western Copper Holdings Limited )

(an exploration stage company)

Notes to the Financial Statements

March 31, 2003 and September 30, 2002

a)

El Salvador, San Nicolas and Tamara

The El Salvador, San Nicolas and Tamara properties are located in the state of Zacatecas, Mexico. The company, through its subsidiary Minera Western Copper, S.A. de C.V. (Minera Western), has agreed with Minera Teck S.A. de C.V. (Minera Teck), to jointly explore and develop the properties pursuant to a July 1, 1997 agreement. Under this agreement, Minera Western held a 45% interest and Minera Teck held a 55% interest, with each company being responsible for its share of the exploration costs.

On May 4, 1999, Minera Western and Minera Teck transferred their respective rights under the July 1, 1997 agreement to Minera Tama, S.A. de C.V. (Minera Tama), a new Mexican corporation, governed by a Shareholders' Agreement between the two parties dated August 26, 1999, formed to hold title to the Mexican properties.

Provisions of the agreements include the following:

i)

On completion of a positive feasibility study, Minera Teck could elect to acquire an additional 10% interest in the project by committing to arrange all production financing. If Minera Teck does not elect to take that option, each party will be responsible for arranging its respective share of the production program financing.

ii)

On completion of a positive feasibility study, Minera Teck has the option to acquire an additional 10% interest in the project by paying the company the discounted net present value of that 10% interest.

The vendor of one of the concessions (the El Salvador concession) holds a 2% net smelter return royalty for any production from that concession. The El Salvador concession has an area of 80 hectares, while the entire El Salvador joint venture has an area of 22,500 hectares. No part of the San Nicolas ore body is located on the El Salvador concession.

On July 27, 2000, Minera Western and Minera Teck amended the Shareholders' Agreement. Under the revised agreement, Minera Teck funded Minera Western's share of the cost needed to complete the feasibility study (estimated at $3.5 million), and spent $1.5 million on Minera Western's behalf on 2000 exploration expenditures. By electing to have Minera Teck fund the feasibility study and 2000 exploration expenditures, Minera Western allowed Minera Teck to exercise its option set out in note 4(a)(ii) above, earlier than was previously agreed.

At September 30, 2001, Minera Teck held 65% of the shares of Minera Tama and Minera Western held the remaining 35%. Within the El Salvador project, approximately one third of the property, including the San Nicolas deposit area, is held 60% by Minera Tama (participating interest) and 40% by Teck Cominco Limited (Teck Cominco) through its acquisition from Sanluis Corporacion, S.A. de C.V. (the Sanluis Interest) in the form of a carried interest. On completion of a positive feasibility study, Teck Cominco has the right to elect to convert the Sanluis Interest to a 15% carried interest or a 25% participating interest. The balance of El Salvador project is held by Minera Tama. Future funding will be on a Minera Teck 65% - Minera Western 35% basis.

Western Silver Corporation

(formerly Western Copper Holdings Limited )

(an exploration stage company)

Notes to the Financial Statements

March 31, 2003 and September 30, 2002

Minera Teck retains the right, described in note 4(a)(i), to elect to acquire an additional 10% participating interest by arranging 100% of the financing required to put San Nicolas into production. The net result of the elections that may be made by Minera Teck is that Minera Western will retain an interest in San Nicolas ranging from 19% to 30%.

Under the revised agreement, the interest of Minera Western will be diluted if it fails to fund exploration expenditures on a property. The company currently owes Teck Cominco approximately $2 million, some of these funds having been spent on behalf of the company under circumstances where dilution provisions could be activated. The company expects to settle these accounts prior to September 30, 2003, and may elect to have its interest in one or more projects diluted, although the company does not currently anticipate that its interest in San Nicolas will be reduced.

b)

Faja de Plata

Effective May 5, 1999, Kennecott Exploration Company (Kennecott) and the company have terminated their strategic alliance in the Faja de Plata area of central Mexico. Under the terms of the agreement (the Termination Agreement), Kennecott surrendered its back-in rights on seven properties including Penasquito, Ramos and San Jeronimo, and terminated the requirement for the company to spend US$4.0 million on the properties over the next four years. Kennecott received:

i)

250,000 common shares of the company (issued May 4, 1999)

ii)

repricing of 250,000 share purchase warrants held by Kennecott so that each warrant may be exercised at any time prior to March 12, 2001 at a price of $2.00 per share (expired)

iii)

a payment of US$50,000 due on or before August 1, 1999 (paid).

Kennecott retains an uncapped royalty varying from 1% to 2% on all properties except Ramos.

In an agreement dated March 26, 1999, the company assigned 100% interest in the Nieves concessions, formerly one of the seven Faja de Plata properties, to Quaterra in return for 1,444,460 shares of Quaterra at a deemed price of $0.20 per share and for Quaterra assuming the company's obligations to underlying concession holders.

San Jeronimo

The company, through its subsidiary WCI Jeronimo Mexico, S.A. de C.V., signed a Definitive Agreement dated August 24, 2000 with Mauricio Hochschild & Cia. Ltda. (Hochschild) to allow Hochschild to carry out geological mapping and geophysical surveys on the San Jeronimo property to evaluate the feasibility of a work plan. Under the terms of the agreement, Hochschild had 90 days to confirm its intention to continue to explore the property, and on November 21, 2000, Hochschild confirmed its intention to continue to explore the San Jeronimo property. Hochschild could earn a 68% interest in San Jeronimo by making exploration expenditures totalling US$1.75 million over the next three years. After Hochschild earned its 68% interest, Minera Western could elect a 32% participating interest or a 20% carried interest

Western Silver Corporation

(formerly Western Copper Holdings Limited )

(an exploration stage company)

Notes to the Financial Statements

March 31, 2003 and September 30, 2002

through production, in which case Hochschild would provide all financing through to production.

The vendor of the property received a payment of US$25,000 in October 2000 and thereafter was to receive payments of US$25,000 every six months in March and September until March 2004. Hochschild would be responsible for 68% of these payments, with the company responsible for 32%.

As at July 10, 2001, Hochschild terminated its option to earn the 68% interest. As a result, the company's interest in San Jeronimo reverted back to 100% effective September 8, 2001.

Effective June 1, 2002, the company and Apex Silver Mines Limited (Apex) entered into an agreement whereby Apex has an option to earn a 70% interest in the property by making US$45,000 in option payments to Western, and making all underlying option and tax payments on the property through March 2005. The underlying option payments total US$1,180,000, of which US$107,500 was received as at March 31, 2003. Apex can earn an additional 10% if it arranges all funding necessary to bring the property to commercial production.

Penasquito

The company, through its subsidiary Minera Penasquito, S.A. de C.V., signed a Definitive Agreement dated August 24, 2000 with Peruvian miner Hochschild with respect to the Penasquito property located in Zacatecas, Mexico. Under the terms of the agreement, Hochschild had 90 days to confirm its intention to continue to explore the property, and on November 21, 2000, Hochschild confirmed that it intended to proceed to conduct exploration of the Penasquito property and made a US$500,000 land purchase payment. Under the agreement, Hochschild could earn a 68% interest in Penasquito by making exploration expenditures totalling US$1.75 million over the next three years. As at April 18, 2001, Hochschild terminated its option to earn the 68% interest. As a result, the company's interest in Penasquito reverted back to 100% effective June 28, 2001.

The company negotiated a deferral of the Penasquito property payments. The new terms require payments of US$621,000 due on July 3, 2002 (paid) and a further US$654,000 due on July 3, 2003.

Ramos

Minera Teck and Minera Western have formed a joint venture, with each having 55% and 45% interest, respectively, by merging their respective land positions adjacent to the El Salvador joint venture area. Minera Teck will contribute its lands to the south, east and west of El Salvador and Minera Western will contribute its interest in the Ramos property to the north. In recognition of Minera Western's prior expenditures on the Ramos property, Minera Teck will fund the first US$500,000 in exploration on the merged block. Thereafter, funding will be on a Minera Teck 55% - Minera Western 45% basis. Minera Teck and Minera Western will have rights similar to those contained within the Minera Tama Shareholders' Agreement. The company may elect to have its interest in the project diluted.

Western Silver Corporation

(formerly Western Copper Holdings Limited )

(an exploration stage company)

Notes to the Financial Statements

March 31, 2003 and September 30, 2002

Effective September 30, 2002, the company elected to dilute its interest in the Ramos joint venture. The participating interest has been reduced to a percentage ranging from 15% to 25% (2001 - 45%).

a)

El Pirul

In June 2000, the company staked four claims covering 1,462 hectares comprising the El Pirul property, located in Zacatecas, Mexico. Pursuant to an agreement entered into during the year with Apex, the El Pirul property was combined with a 4,800 hectare property known as Veta Grande which was held by Apex. Under the agreement, the company will operate a jointly funded US$200,000 exploration program which will be completed in three stages, consisting of data evaluation, geophysics and drilling. Results of each phase of exploration will be reviewed with approval by both parties required to move to the next stage, and if either party elects not to continue to a subsequent stage, all properties will be returned to the original holder.

b)

Naranjo

The company staked 602 hectares in the Naranjo tin district during the fourth quarter of 2000 to cover a number of prospective tin showings in rhyolitic host rocks. No exploration is planned until a number of invalid contiguous claims are declared open for staking.

c)

Almoloya

The company staked claims at the Almoloya silver prospect, about 45 kilometers northeast of Parral, state of Chihuahua, Mexico.

Pursuant to a letter agreement dated May 22, 2002, the company and Anglo American Exploration (Canada) Ltd. (Anglo) have agreed to combine certain properties held by each company into a single joint venture. Certain of the company's claims which are being added to the joint venture are subject to an underlying option agreement that requires the payment of $300,000 over five years to exercise the option (which will be paid by Anglo), and are subject to a 2% net smelter return royalty capped at US$2 million. Anglo may earn an 80% interest in the joint venture land by spending US$1.75 million over 5 years, including a firm commitment of $50,000 in the first year, followed by an optional commitment of $200,000 in the second year. After Anglo has earned an 80% interest, Anglo has the option to prepare a Bankable Feasibility Study, in which case Anglo will fund all of the company's costs through to production.

d)

Carmacks Copper Project

The company acquired 50% of the Carmacks Copper Project, which consists of 232 unpatented mineral claims in the Whitehorse Mining district of the Yukon Territory, Canada, in 1989. Pursuant to the purchase agreement, the property vendor is entitled to receive annual advance royalties of $100,000 until the property is placed into production. The advance royalty is due only if the average price of copper for the calendar year exceeds US$1.10 per pound. As the price of copper was below US$1.10 in 2002, 2001 and 2000, no payments have been made for

Western Silver Corporation

(formerly Western Copper Holdings Limited )

(an exploration stage company)

Notes to the Financial Statements

March 31, 2003 and September 30, 2002

those years. The property vendor has also retained a 15% net profit royalty, or a 3% net smelter royalty, to a maximum of $2.5 million.

Under an arrangement dated September 30, 1996, the company acquired the remaining 50% of the Carmacks Copper Project. At the time, the company was in the process of obtaining necessary permits to commence commercial production. This process was discontinued when copper prices fell below the break-even point for the project and copper prices have since remained at levels for which the project is not economic. Accordingly, in the year ended September 30, 2001, the property was restated to an estimated realizable value of $4,000,000 and deferred acquisition and exploration costs and the deferred gain, totalling $7,902,556, have been written off.

Capital stock

Authorized

100,000,000 (2002 - 100,000,000) common shares without par value

Issued

	Number of shares	Amount $

Balance at September 30, 2001	24,143,045	43,118,759

Pursuant to a private placement at $0.70 per share, less $7,007 issuance costs	145,000	94,493
Pursuant to a private placement at $0.78 per share	200,000	156,000
Pursuant to a private placement at $0.65 per share, less $190,570 issuance costs	2,797,038	1,627,504
Pursuant to a private placement at $0.65 per share	460,000	299,000
Pursuant to a private placement at $1.03 per share, less $18,810 issuance costs	342,090	333,543
Pursuant to a private placement at $1.20 per share, less $22,189 issuance costs	407,000	466,211
Pursuant to a private placement at $3.15 per share, less $343,004 issuance costs	1,340,000	3,877,996
Pursuant to the exercise of share purchase warrants	736,375	983,571
Pursuant to the exercise of stock options	413,500	503,500

Balance at September 30, 2002	30,984,048	51,460,577

Pursuant to the exercise of share purchase warrants	1,705,917	2,203,339
Pursuant to the exercise of stock options	873,500	1,671,000

Balance at March 31, 2003	33,563,465	55,334,916

Western Silver Corporation

(formerly Western Copper Holdings Limited )

(an exploration stage company)

Notes to the Financial Statements

March 31, 2003 and September 30, 2002

a)

The following summarizes issuance of capital stock during the period ended March 31, 2003:

  The company received $2,203,339 from the exercise of 1,705,917 share purchase warrants at exercise prices ranging from $0.80 to $2.00 per share purchase warrant.

  The company received $1,671,000 from the exercise of 873,500 share purchase stock options at exercise prices ranging from $1.00 to $2.00 per share purchase option.

a)

Share purchase warrants

A summary of the company's warrants at March 31, 2003 and September 30, 2002, and the changes for the period then ended, is presented below:

	March 31, 2003	Weighted average exercise price $	September 30, 2002	Weighted average exercise price $
Balance outstanding - Beginning of year	4,350,340	1.80	2,213,332	1.80
Issued	23,077	0.80	3,173,381	1.67
Exercised	(1,705,917)	1.30	(736,375)	1.34
Cancelled/expired	-	-	(299,998)	2.00

Balance outstanding - End of period	2,667,500	2.12	4,350,340	1.80

Share purchase warrants outstanding as of March 31, 2003:

Number of shares	Exercise price $	Expiry date
307,500	2.00	June 30, 2003
250,000	2.00	January 28, 2004
225,000	1.60 or 2.00	July 12, 2003 or July 12, 2004
145,000	1.60 or 2.00	December 31, 2003 or December 31, 2004
600,000	0.80 or 1.00	February 23, 2004
180,000	0.80 or 1.00	April 9, 2003 or April 9, 2004
25,000	1.29 or 1.50	May 6, 2003 or May 6, 2004
131,000	1.50 or 2.00	June 17, 2003 or June 17, 2004
670,000	4.00	July 17, 2004
134,000	3.15	July 17, 2004

2,667,500

Western Silver Corporation

(formerly Western Copper Holdings Limited )

(an exploration stage company)

Notes to the Financial Statements

March 31, 2003 and September 30, 2002

c)

Stock options

The company has four stock option plans approved by the Toronto Stock Exchange whereby the company may grant options to its directors, officers, employees and dependent contractors or consultants. The exercise price of each option at granting is equal to or greater than the market price of the company's stock at the date of grant.

	March 31, 2003	Weighted average exercise price $	September 30, 2002	Weighted average exercise price $

Balance outstanding - Beginning of year	4,111,500	1.68	2,595,000	1.98
Granted	275,000	3.16	2,225,000	1.28
Exercised	(873,500)	1.91	(413,500)	1.22
Cancelled/expired	-	-	(295,000)	2.00

Balance outstanding - End of period	3,513,000	1.74	4,111,500	1.68

Of the balance of options outstanding 3,363,000 were exercisable as at March 31, 2003.

Share purchase stock options outstanding as of March 31, 2003:

Number of shares	Exercise price $	Expiry date

135,000	2.00	April 16, 2003
50,000	2.00	June 15, 2003
50,000	2.00	August 1, 2003
110,000	2.00	November 10, 2003
525,000	2.00	March 26, 2004
25,000	2.00	April 23, 2004
87,500	2.00	June 28, 2004
25,000	2.00	August 20, 2004
130,000	2.00	October 27, 2005
150,000	2.00	November 7, 2005
100,000	2.00	February 1, 2006
200,000	1.50	October 15, 2006
100,000	2.00	October 22, 2006
1,145,500	1.00	March 20, 2007
300,000	1.50	May 7, 2007
130,000	3.15	September 17, 2007
250,000	3.28	December 9, 2007

3,513,000

Western Silver Corporation

(formerly Western Copper Holdings Limited )

(an exploration stage company)

Notes to the Financial Statements

March 31, 2003 and September 30, 2002

Pursuant to the new CICA standard on accounting for stock based compensation, compensation expense on stock options granted to directors and employees is disclosed as pro-forma information.

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following assumptions as at March 31, 2003:

Risk-free interest rate	3.69%
Expected dividend yield	-
Expected stock price volatility	75%
Expected option life in years	3.5

The pro forma effect on net loss and loss per share for the period ended March 31, 2003 of the actual results had the Company accounted for the stock options granted to directors and employees using the fair value method is as follows:

Net loss for the period
Reported	$(747,132)
Compensation expense	(269,630)
Pro forma	$(1,016,762)

Basic and diluted loss per share
Reported	$(0.02)
Pro forma	$(0.03)

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

Western Silver Corporation

(formerly Western Copper Holdings Limited )

(an exploration stage company)

Notes to the Financial Statements

March 31, 2003 and September 30, 2002

Related party transactions

a)

Included in accounts payable and accrued liabilities at March 31, 2003 and September 30, 2002 are:

i)

$7,991 (2002 - $6,717) owing to companies/proprietorships controlled by directors and officers of the company.

b)

Included in accounts receivable is $162,651 (2002 - $23,063) owed by companies with common directors.

c)

During the six months ended March 31, 2003 with comparatives for the six months ended March 31, 2002, the company incurred:

i)

$36,000 (2002 - $36,000) in charges for administrative services and rent from a company controlled by a director;

i)

$Nil (2002 - $3,761) in legal expenses from a legal firm in which a director practises as a partner; and

ii)

fees totalling $184,309 (2002 - $141,270) for financial, corporate, exploration and engineering consulting from directors and officers, and companies controlled by directors and officers of the company.

a)

All other related party transactions are disclosed elsewhere in these consolidated financial statements.

Western Silver Corporation

(formerly Western Copper Holdings Limited )

(an exploration stage company)

Notes to the Financial Statements

March 31, 2003 and September 30, 2002

Income taxes

a)

The recovery of income taxes shown in the consolidated statements of loss and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

	Period ended March 31, 2003 $	Year ended September 30, 2002 $

Statutory tax rate	38.62%	39.62%

Loss for the period	(747,132)	(510,360)

Provision for income taxes based on statutory Canadian combined federal and provincial income tax rates	(288,542)	(202,205)
Non-deductible differences	270	668
Difference between Canadian and foreign tax rates	-	954
Losses for which no income tax benefit has been recognized	288,272	200,583

	-	-

b)

The significant components of the company's future tax assets are as follows:

	March 31, 2002 $	September 30, 2002 $
Future income tax assets
Mineral property interests	1,658,555	1,658,555
Operating loss carryforward	962,105	696,126
Non-capital losses	13,540	13,540

Benefit from losses	2,634,200	2,368,221
Valuation allowance for future tax assets	(2,634,200)	(2,368,221)

	-	-

The realization of income benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not. Accordingly, no future income tax asset has been recognized for accounting purposes.

Western Silver Corporation

(formerly Western Copper Holdings Limited )

(an exploration stage company)

Notes to the Financial Statements

March 31, 2003 and September 30, 2002

Segmented information

Industry information

The company operates in one reportable operating segment, being the acquisition and development of resource properties.

Geographic information

Revenues from operations in the period ended March 31, 2003 and the year ended September 30, 2002 were derived from interest income, which was earned in Canada.

The company's non-current assets by geographic locations are as follows:

	March 31, 2002 $	September 30, 2002 $

Canada	4,269,200	4,269,472
Mexico	31,839,136	29,985,709

	36,108,336	34,255,181

Financial instruments

a)

Fair value

The fair values of cash and cash equivalents, accounts receivable and prepaid expense, restricted cash and securities, exploration commitments and accounts payable and accrued liabilities approximate carrying values because of the short-term nature of these instruments.

The fair market value of the company's long-term investment will fluctuate with market prices. The fair market value of the long-term investment is less than cost by $42,323 at March 31, 2003 (September 30, 2002 - $177,184 less than cost). The company is exposed to a risk of loss if the market price of the investments continues below cost.

b)

Foreign exchange risk

Foreign exchange risk is the risk arising from changes in foreign currency fluctuations. The company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

Western Silver Corporation

(formerly Western Copper Holdings Limited )

(an exploration stage company)

Notes to the Financial Statements

March 31, 2003 and September 30, 2002

Shareholder rights plan

During the year ended September 30, 1998, the Company adopted a shareholder rights plan (the Plan) which is designed to encourage the fair treatment of the Company's shareholders in connection with any take-over offer and, in particular, any unsolicited take-over bid for the Company.

Pursuant to the Plan, rights have been created and attached to the common shares of the Company. If a person (the Bidder) acquires 20% or more of the outstanding voting shares of the Company without complying with the Plan, each right, other than the rights held by the Bidder, will entitle the shareholders of the Company, other than the Bidder, to purchase, for $100, common shares of the Company having a market value of $200.